SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aqua Dyne, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title and Class of Securities)

03840K202
(CUSIP Number)

Greg Paxton
Global Power & Water, Inc.
1117 Desert Lane, Suite 665
Las Vegas, Nevada 89102
Telephone: 707-940-0930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2004
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Page 1 of 4 Pages)

CUSIP No. 03840K202	Schedule 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greg Paxton (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,252,680 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,252,680 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,680 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN (1)

(1)	Shares are held of record by Global Power & Water Inc., a Nevada corporation, for which Mr. Greg Paxton, an Australian citizen, is the sole shareholder and president.

CUSIP No. 03840K202	Schedule 13D	Page 3 of 4 Pages

             This document amends and supplements the information set forth in the Schedule 13D that was effective on March 31, 2001 and filed on April 12, 2004 and an amendment filed on May 19, 2004 by the Reporting Persons.

Item 1. Security and Issuer.

This Amendment relates to the common stock (“Common Stock”) of Aqua Dyne, Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following at the end thereof:

This Amendment covers the transfer of 1,125,000 shares (the “Shares”) of Common Stock in a private transaction with a non-US person that was effected on July 13, 2004.

Item 4. Purpose of Transaction.

Items 4(a) and (d) are hereby amended as follows:

(a)	The transfer of the Shares was in consideration for services rendered in March 2001. The Reporting Persons have no current plans to acquire or dispose of further shares.

(d)

On April 5, 2004, Greg Paxton, a Reporting Person, was elected a director of the Issuer and was appointed Interim Chief Executive Officer. Mr. Paxton expects to resign as Interim Chief Executive Officer within the next few weeks.

Item 5. Interest in Securities of the Issuer.

(a) - (b) See Rows 7, 9, 11 and 13 of the cover page.

CUSIP No. 03840K202	Schedule 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2004

/s/ Greg Paxton
Greg Paxton, for himself and on behalf of
Global Power & Water Inc.